UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14(F) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

MMAX MEDIA, INC.
(Exact name of registrant as specified in its corporate charter)

000-53574
(Commission File No.)

Nevada	20-4959207
(State or other jurisdiction of	(I.R.S. Employer Identification No.)
Incorporation or organization)

4600 Greenville Avenue, Suite 240, Dallas, Texas 75206
(Address of principal executive officers)

972-719-0170
(Issuer’s telephone number)

Approximate Date of Mailing:  March 2, 2011

MMAX MEDIA, INC.
4600 GREENVILLE AVENUE, SUITE 240
DALLAS, TEXAS 75206

INFORMATION STATEMENT DATED MARCH 2, 2011

PURSUANT TO
SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND
RULE 14f-1 THEREUNDER

INTRODUCTION

This Information Statement is being mailed on or about March 2, 2011 to the holders of record on March 1, 2011 of the shares of Common Stock (the “Common Stock”) of MMAX Media, Inc., a Nevada corporation (the “Company”).  It is being furnished by the Company in connection with the change of the Company’s directors to be effected on or about March 25, 2011 in connection with the completion of the merger transaction discussed below.

BACKGROUND OF TRANSACTION AND CHANGE IN CONTROL

Pursuant to the terms of an agreement and plan of merger dated February 17, 2011 among the Company, HML Paymeon, Inc., a wholly owned subsidiary of the Company (“HML”) and Hyperlocal Marketing, LLC, a Florida limited liability company (“Hyperlocal”), Hyperlocal will become a wholly-owned subsidiary of the Company by merging with HML (the “Transaction”). The current owners of Hyperlocal membership interests will receive approximately 20,789,395 shares of the Company’s Common Stock in the Transaction.

As of the date of this Information Statement, there are 12,403,374 shares of the Company’s Common Stock issued and outstanding.

If all of the issued and outstanding membership interests of Hyperlocal common stock are exchanged for 20,789,395 shares of Company Common Stock and assuming the completion of certain conditions to closing the Transaction, the Hyperlocal members will own 59.1% of the Company’s 35,192,769 shares of Common Stock which would then be issued and outstanding (excluding shares of Common Stock issuable upon conversion of the Company’s outstanding preferred stock).

In connection with the completion the Transaction the directors and officers of Hyperlocal will become the directors and officers of the Company (see “Directors and Executive Officers after the Transaction”) and the Company’s current Chief Executive Officer and Director will resign.

Completion of the Transaction will result in a change of control of the Company. If the Transaction is not completed, the Company’s current officers and directors will not be replaced and there will not be a change in control.  The Company anticipates, but cannot assure, that the Transaction will be closed on or about March 25, 2011.

REASON FOR THIS INFORMATION STATEMENT

Because a majority of our directors will be changed in connection with the completion of the Transaction otherwise than at a meeting of our stockholders, the  Company  is  required  pursuant  to Rule  14f-1 promulgated  under the Securities  Exchange Act of 1934, as amended (the “Exchange Act”),  to provide its stockholders and the Securities and Exchange Commission (the “SEC”) with certain  information  not less than ten days prior to the date on which the change of directors will take place, or such shorter time period as may be established by the Commission. This Information Statement is being filed with the SEC and sent to the Company’s stockholders in compliance with that Rule.

INFORMATION RELATING TO THE COMPANY’S SECURITIES

As of the date of this Information Statement, there are outstanding 12,403,374 shares of the Company Common Stock.  Each outstanding share of Common Stock entitles the record holder thereof to one vote on all matters presented to stockholders for their consideration. There are also outstanding 638,202 shares of preferred stock, which are convertible into shares of Common Stock on a one-to-ten basis.

PRINCIPAL STOCKHOLDERS BEFORE THE TRANSACTION

The following table sets forth certain information regarding the beneficial ownership of Common Stock as of March 1, 2011 by (i) each stockholder who is known by the Company to own beneficially more than five percent of the Company’s outstanding Common Stock, (ii) each current director of the Company, (iii) the Company’s executive officers, and (iv) by all executive officers and directors of the Company as a group. The information as to each person or entity has been furnished by such person.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Ownership

Tommy Habeeb(1)	1,090,862(1)	8.8%
Montage Ventures Group, LLC(2)	960,862	7.7%
J. Chad Guidry(3)	3,100,000	25.0%
Bill Kotler(4)	884,486	7.1%
Processing Pros, Inc.(5)	6,386,020(5)	34.0%
All directors and officers as a group (1 person)	1,090,862(1)	8.8%

(1)	Mr. Habeeb will resign as officer and director following the closing of the Transaction. Address is 4600 Greenville Avenue, Suite 240, Dallas, Texas 75206.
(2)	Montage Ventures Group, LLC, beneficially controlled and owned by Larry Biggs, 3523 McKinney Ave., Number 224, Dallas, Texas 75204.
(3)	Address is 9646 Giddings, Las Vegas, Nevada 89148.
(4)	Address is 407 Pinecrest Drive, Laguna Beach, California 92651.
(5)
Processing Pros, Inc., a Nevada corporation, beneficially controlled and owned by Marcus Luna, President, Secretary, Treasurer and Director, 1000 N. Green Valley Pkwy., #300-137, Henderson, Nevada 89074.  Shares of common stock are issuable upon conversion of preferred stock.

PRINCIPAL STOCKHOLDERS AFTER THE TRANSACTION

The following table sets forth as of the date hereof, certain information with respect to the stockholders of the Company following the completion of the Transaction who, based on approximately 35,192,769 shares of Company common stock to be outstanding upon completion of the Transaction, would be the record or beneficial owners of more than 5% of the Company’s outstanding Common Stock, each Director who will be appointed as of the completion of the Transaction and all of the persons who will be appointed as Directors and Officers upon completion of the Transaction as a group.  Except as indicated in the footnotes to the table, the listed stockholders hold sole voting and investment power over their respective shares. This information has been provided by Hyperlocal.

Name	Shares to be Beneficially Owned	Percentage(4)
Edward A. Cespedes(1)	10,578,117(1)	30.1%
J. Chad Guidry(2)	3,100,000	8.8%
Processing Pros, Inc.(3)	6,386,020(3)	15.4%
Officers and Directors as a group (1 person)	10,578,117(1)	30.1%

(1)
Shares issued upon closing of the Transaction.  Ownership excludes 386,036 shares held in trust for the benefit of his children.  Mr. Cespedes disclaims beneficial ownership of his children’s shares.  Address is 417 N.E. 12th Avenue, Fort Lauderdale, Florida  33301.

(2)	Address is 9646 Giddings, Las Vegas, Nevada 89148.
(3)
Processing Pros, Inc., a Nevada corporation, beneficially controlled and owned by Marcus Luna, President, Secretary, Treasurer and Director, 1000 N. Green Valley Pkwy., #300-137, Henderson, Nevada 89074.  Shares of common stock are issuable upon conversion of preferred stock.

(4)
Applicable percentage of ownership is based on an estimated 35,192,769 shares of Company Common Stock to be outstanding upon completion of the Transaction and includes the assumed sale of 2,000,000  shares of Common Stock in a private placement to accredited investors and no dissenting Hyperlocal shareholders in the Transaction.

DIRECTORS AND EXECUTIVE OFFICERS BEFORE THE TRANSACTION

The following identifies and sets forth certain information about the current directors and executive officers of the Company.

Name	Position
Tommy Habeeb	Director and Chief Executive Officer

Tommy Habeeb, age 52, has been our President, Chief Executive Officer and a director since February 2010.  Mr. Habeeb has been involved in the entertainment industry since 1990.  He has produced several pop, rock and country albums.  He also produced several syndicated television shows, including “Entertainment Texas”, a talk show format focusing on the entertainment business in Texas.  Mr. Habeeb has also designed neckties and designer shirts. Mr. Habeeb has starred in and co-produced the weekly reality television series, “Cheaters”.  In 2004 he produced “Stag”, a reality show that documents the happenings of a couple's bachelor or bachelorette party. He has also hosted the syndicated television show “Eye for an Eye “.  Mr. Habeeb has been featured in automobile commercials in several markets across the country and was the celebrity spokesman of a national ad campaign for the telephone company, “Phones for All”.  Mr. Habeeb attended UCLA.

DIRECTORS AND EXECUTIVE OFFICERS AFTER THE TRANSACTION

If and when the Transaction is completed, the Company’s current officers and directors will be replaced, without stockholder action, with the following persons as our directors and executive officers:

Name	Position
Edward A. Cespedes	Chief Executive Officer, President and Director

The following is a brief description of the background of the persons who will be appointed as our directors and executive officers upon completion of the Transaction. This information has been provided by Hyperlocal.

Edward A. Cespedes, age 45, is the founder and chief executive officer of Hyperlocal.  Mr. Cespedes has served as the Vice Chairman of Tralliance Registry Management Corporation, the company that manages the .travel top level domain for the global Internet since 2009 and was the Company’s Chief Executive Officer from 2006 through 2009.  Mr. Cespedes has served as President of theglobe.com (otcbb:  tglo) since June 2002 and as a director of theglobe.com, Inc. since 1997.  Mr. Cespedes also serves as theglobe.com’s Chief Financial Officer.  Mr. Cespedes is also the President of E&C Capital Ventures, Inc., the general partner of E&C Capital Partners LLP.  Mr. Cespedes served as the Vice Chairman of Prime Ventures, LLC, from May 2000 to February 2002.  60;From August 2000 to August 2001, Mr. Cespedes served as the President of the Dr. Koop Lifecare Corporation (formerly Nasdaq:  koop) and was a member of the Company's Board of Directors from January 2001 to December 2001.  From 1996 to 2000, Mr. Cespedes was a Managing Director of Dancing Bear Investments, Inc., a private investment company.  Concurrent with his position at Dancing Bear Investments, Inc., from 1998 to 2000, Mr. Cespedes also served as Vice President for corporate development for theglobe.com where he had primary responsibility for all mergers, acquisitions, and capital markets activities.  In 1996, Mr. Cespedes was the Director of Corporate Finance for Alamo Rent-A-Car.  From 1988 to 1996, Mr. Cespedes worked for J.P. Morgan and Company, where he focused on mergers and acquisitions.

He is the founder of the Columbia University Hamilton Associates, a foundation for university academic endowments.  Mr. Cespedes is also a member of the Board of Governors for the H. Wayne Huizenga School of Business and Entrepreneurship at Nova Southeastern University and an honorary board member of the Special Olympics of Broward County.  Mr. Cespedes received a Bachelor's degree in International Relations from Columbia University in 1988.

ADDITIONAL INFORMATION

Election of Directors and Officers

Our directors are elected yearly and hold office until the next annual meeting of shareholders and the election and qualification of their successors. Our officers are elected by the board of directors and may be replaced or removed by the board at any time.

Director Independence

The following information concerning director independence is based on the director independence standards of The NASDAQ Stock Market Corporate Governance Rules. The Board has determined that its current director is not independent. In determining independence, the Board reviews and seeks to determine whether directors have any material relationship with the Company, direct or indirect, which would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The Board reviews business, professional, charitable and familial relationships of the directors in determining independence.

Board of Director Committees

Our Board of Directors does not have standing audit, nominating or compensation committees. Instead, the functions that might be delegated to such committees are carried out by our entire Board of Directors, to the extent required.

Audit Committee Financial Expert

The Board does not have an audit committee financial expert due to the Company still being in the developmental stage and its lack of working capital.

Code of Ethics

The Company has not adopted a Code of Ethics.

Attendance at Meetings

During the fiscal year ended September 30, 2010, the Board of Directors conducted all of its business by written consent without a meeting.

Director Compensation

We do not currently have any arrangements for compensating our directors.

Related Party Transactions

We have not entered into any transactions with our officers, Directors, persons nominated for these positions, beneficial owners of 5% or more of our common stock, or family members of these persons wherein the amount involved in the transaction or a series of similar transactions exceeded $60,000.

There is a potential conflict of interest between the Company and Mr. Tommy Habeeb, the Company's sole officer and director.  Mr. Habeeb has other business interests to which he currently devotes attention, and is expected to continue to do so.  As a result, conflicts of interest may arise that can be resolved only through his exercise of judgment in a manner which is consistent with his fiduciary duties to the Company.  Insofar as the officer and director is engaged in other business activities, management anticipates that he will devote only a minor amount of time to our affairs.

The Company's sole officer and director has contributed office space for our use.  There is no charge to us for the space.  Our officer will not seek reimbursement for past office expenses.

Compliance with Section 16(a) of the Securities Exchange Act Of 1934

Section 16(a) of the Exchange Act requires our executive officers and directors, and persons who beneficially own more than ten percent of our equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Officers, directors and greater than ten percent shareholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file. The Company’s officers, directors and 10% shareholders failed to file Section 16(a) forms during past fiscal year.

Director Attendance at the Annual Meeting

The Company did not hold an annual meeting in the fiscal year ended September 30, 2010.

Executive Compensation

The Board of Directors does not have a compensation committee. The Board believes this is appropriate because the Company is still in the developmental stage and the compensation to directors and officers in minimal. All the directors participate in the determination of director compensation. The directors who are officers do not participate in the discussion or voting on their own compensation.

Equity Compensation Plan Information for Fiscal Year Ended September 30, 2010

The Company did not have any stock option, stock appreciation rights or any other form of equity compensation plan outstanding as of September 30, 2010 or at any time during the fiscal year ended September 30, 2010.

Shareholder Communications with the Board

Stockholders may communicate with the Board in writing by addressing mail to “Board of Directors, MMAX Media, Inc., 4600 Greenville Avenue, Suite 240, Dallas, Texas 75206.” Any such communication will be distributed to each of the Company’s directors.  A communication to any individual director at the same address will be distributed only to that Director.

Reports to Security Holders

We file reports with the Securities and Exchange Commission.  These reports include annual reports, quarterly reports as well as other information we are required to file pursuant to securities laws.  You may read and copy materials we file with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549.  You may obtain information on the operation of the Public Reference room by calling the SEC at 1-800-SEC-0330.  The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC which is http://www.sec.gov.

By Order of the Board of Directors
MMAX MEDIA, INC.

Tommy Habeeb, CEO